

Tierra Forte (She/Her) · 2nd

CEO & Co-Founder at Mightly

Talks about #founders, #fairtrade, #organiccotton, #sustainablefashion, and #womenentrepreneurs

Oakland, California, United States · **Contact info**

955 followers · **500+** connections

 Followed by 1 connection: Fred Melanson

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 **Mightly**

FIDM FIDM

Featured

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How Tierra Forte of Mightly Tackles The Extreme Work Li... Medium	**Tierra Del Forte, eco-jeans designer, answers questions** Grist	**SUSTAINABLE STYLE: Del Forte Organic Denim** Inhabitat - Green Design, Innovatio...
The first reason I'm hopeful is that it is no longer possible for leaders to ignore the childcare crisis in this country. As millions and...	Tierra Del Forte. What work do you do? I'm a designer and the founder of Del Forte Denim. How does it relate to the environment? We design and manufacture a line of premiu...	After a month or more of eco fashion and design related events here in NYC, it is good to get back to basics and launch into some much needed time relaxing in the great outdoors...

Activity

955 followers

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Tierra Forte posted this · 1h

 Mightly just launched our organic and Fair Trade Certified kids essentials on **Target.com**! Thanks to my amazing partners **Barrie Brouse** and **Anya Emerson** for getting us to this milestone! **#fairtrade #organiccotton #womenownedsmallbusiness**

👍❤️ 16   7 comments

Tierra Forte reshared a post · 1w

Exciting to be profiled by **TheWMarketplace**

 **Her Story Q&A: Tierra Forte, CEO of Mightly**
thewmarketplace.com · 5 min read

👍❤️ 37   6 comments

Tierra Forte posted this · 1mo

Recycling matters in just about every industry and so proud of my husband, **Jesse Simons** for tackling it in solar. I also want to give a shout out to our 11 year old, Kai, who came up with the name Solarcycle!

 **New startup aims to recycle 95% of high-value content from solar...**
canarymedia.com · 4 min read

👍❤️ 37   2 comments

Tierra Forte reshared a post · 2mo

We are officially a two start up household now. So proud of **Jesse Simons** and the Solarcycle team!



SOLARCYCLE Announces Company Launch to Accelerate a Circular Economy for the Solar Indus...
nacleanenergy.com · 3 min read

 4   1 comment

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About

I am an apparel industry veteran with a passion for sustainability. I have 20 years of experience in product strategy, product design and development, production management and more. I am a two time founder who has built organic and fair trade supply chains and brought thousands of product to market. I love leading start-ups and fast-growing companies, but most importantly working with great people.

Experience



CEO & Co-Founder
Mightly
Jan 2019 – Present · 3 yrs 8 mos
Oakland, CA

Mightly is a sustainable children's wear brand for kids of all genders up to age 14. We are women-owned, organic, and fair trade certified. We serve the growing number of families that want to buy fro ...see more





Principal
Del Forte Consulting
Jul 2018 – Jul 2019 · 1 yr 1 mo
San Francisco Bay Area

SUSTAINABILITY STRATEGY AND EXECUTION - Whether you are just starting your sustainability journey or are an industry leader, I can help you set and reach your goals.   ...see more



PACT | Organic
6 yrs 5 mos

   **Vice President Of Product**
Mar 2017 – May 2018 · 1 yr 3 mos

As the VP of Product at Pact, I led the product design and development department. I was responsible for developing the product strategy for all categories: women's men's, baby and kids, and ma ...see more

   **Director of Product and Merchandising**
Jan 2012 – Mar 2017 · 5 yrs 3 mos
San Francisco Bay Area

As the Director of Product and Merchandising I led the expansion from a niche underwear brand to a lifestyle basic company. I was responsible for all product design and development during a pe ...see more



Sr. Manager of Business Development for Apparel and Home Goods
Fair Trade USA
Jan 2009 – Dec 2011 · 3 yrs

Fair Trade USA enables sustainable development and community empowerment by cultivating a more equitable global trade model that benefits farmers, workers, consumers, industry and the ear ...see more

 **PACT Apparel Releases Organic Cotton Fair Trade Certified™ Line**
BOULDER, CO, July 16, 2014 /3BL Media/ - PACT , an ethical and organic apparel basics brand, announced today that it is releasing one of the largest organic cotton...



Founder
Del Forte Denim
2005 – 2009 · 4 yrs

Del Forte Denim is part of a growing movement that interprets true luxury as the combination of great design and ethical production practices. All Del Forte Denim products are made from 100% c ...see more



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Education

Education


FIDM
Associate of Arts - AA, Fashion/Apparel Design
1996 - 1999

Skills

Apparel

 Endorsed by 3 colleagues at Pact

 48 endorsements

Fashion

 Endorsed by Shannon Lorraine who is highly skilled at this

 Endorsed by 3 colleagues at Pact

 33 endorsements

Textiles

 Endorsed by 2 colleagues at Fair Trade USA

 13 endorsements

Show all 24 skills →

Recommendations

Received   Given

 **Kazuko Golden, MFA** 🔗 · 2nd
CEO, Golden Syndicate Productions, LLC | Producer, A Song for Manzanar | Former Intern, Jimmy Carter Center, Nelson Mandela & Desmond Tutu's TRC Commission | MFA, Creative Producing Film & TV
April 22, 2012, Kazuko worked with Tierra on the same team

It was such an honor to work side by side with Ms. Tierra Del Forte in growing two new Fair Trade categories for Fair Trade USA. She was building the apparel category and I the spirits and wine category. Although I started at Fair Trade USA before her she became a mentor that I appreciated having the opportunity to learn from. Her professional expertise, understanding of design, marketing and ...see more

Interests

Companies   Groups   Schools

 **Chief**
277,742 followers

 **Mightly**
46 followers

Show all 15 companies →